GeoTraq, Inc.

1200 Westlake Ave. N. Suite 607

Seattle, WA 98109

November 25, 2014

Larry Spirgel

Assistant Director

Divisision of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	GeoTraq, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 17, 2014
File No. 333-198945

Dear Mr. Spirgel:

We have set forth below the responses of GeoTraq, Inc. (the Company) to the oral comments detailed in a phone call with Thomas Puzzo on November 21, 2014 with respect to the above referenced registration statement and documents incorporated therein.

Exhibits

1.

Please update Exhibit 5.1 Opinion of Law Offices of Thomas E. Puzzo, PLLC, regarding the legality of the securities being registered, as it is more than 30 days old.

Response:  Exhibit 5.1 has been updated with a new legal opinion dated November 24, 2014.

2.

Please update Exhibit 23.1 Consent of Harris & Gillespie, CPA's PLLC dated September 24, 2014, as it is more than 30 days old.

Response:  Exhibit 23.1 has been updated with a new auditor consent letter dated November 24, 2014

Management of GeoTraq acknowledges the following:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filing

●

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Larry Spirgel

Securities and Exchange Commission

November 13, 2014

●

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 206-283-1400 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Gregg Sullivan

Gregg Sullivan

CEO

GeoTraq, Inc.